June 20, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549-4628

Attention:        Anne Nguyen Parker

            Re:       Concho Resources Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

                        Filed February 22, 2013

                        Definitive Proxy Statement on Schedule 14A

Filed April 23, 2013

                        File No. 001-33615

Dear Ms. Parker:

Set forth below are the responses of Concho Resources Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 7, 2013 with respect to (i) the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Commission on February 22, 2013, File No. 001-33615 (the “10-K”) and (ii) the Company’s Definitive Proxy Statement on Schedule 14A for the year ended December 31, 2012 filed with the Commission on April 23, 2013, File No. 001-33615 (the “Proxy”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.  The references to page numbers in the response to the Staff’s comments correspond to the pages in the 10-K and the Proxy.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

1.         Please revise your analysis of changes in your results of operations to quantify underlying material activities that generated variances between periods. Please ensure to separately quantify the effect of each causal factor that you have cited for material changes. For example, you disclose at page 44 that average daily sales volumes from continuing operations increased by 27 percent from 60,180 Boe per day during 2011 to 76,397 Boe per day during 2012 “primarily attributable to [y]our successful drilling efforts during 2011 and 2012 and [y]our acquisitions in 2011 and 2012.” As another example, you disclose at page 51 that lease operating expenses increased 26% in 2012 due to (i) the successfully drilled or completed wells in 2011 and 2012, (ii) the acquisitions in 2011 and 2012 and (iii) the increase in cost of services. Please revise to separately quantify the effect of each of these factors.

Response:

Beginning with its Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2013 and in future filings, the Company will endeavor to expand its analysis and quantification of the material and meaningful changes in its results of operations. The Company, however, does not believe that it is necessary at this time to revise its existing disclosure and file an amended 10-K, and the Company respectfully requests the Staff’s concurrence in that belief.

An example of this revised analysis, as applied to relevant portions of the 10-K, would have read as follows:

Average daily sales volumes from continuing operations increased by 27 percent from 60,180 Boe per day during 2011 to 76,397 Boe per day during 2012. The increase is primarily comprised of approximately 6,200 Boe per day attributable to our acquisitions in 2011 and 2012, with the remaining increase primarily due to our successful drilling efforts during 2011 and 2012, offset by normal production declines.

The $37.7 million increase in lease operating expenses was comprised of (i) approximately $18.2 million attributable to the acquisitions in 2011 and 2012, (ii) our wells successfully drilled and completed in 2011 and 2012 and (iii) an increase in cost of services, primarily labor related, due to the increased demand for services and related labor in the Permian Basin, offset by an underestimate of costs in periods prior to 2011 as mentioned above.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

Elements of the Company’s Executive Officer Compensation Program, page 20

2.          We note that the salary increase from 2011 for Timothy A. Leach was 25.9%. Please revise to discuss the factors considered by the board’s compensation committee in determining to increase Mr. Leach’s salary. See Item 402(b)(2)(ix) of Regulation S-K.

            Response:

The Company acknowledges the Staff’s comment regarding the salary increase for Timothy A. Leach. The Company respectfully submits that it believes the description included on page 20 of the Proxy under “Base Salaries” adequately describes the factors considered by the Company’s Compensation Committee in determining to increase Mr. Leach’s salary in 2012 (as compared to 2013 where Mr. Leach has not received a base salary increase) in compliance with Item 402(b)(2)(ix) of Regulation S-K. The description on page 20 includes disclosure relating to the Compensation Committee’s belief regarding the necessity of paying base salaries near the market median and disclosure relating to utilization of market data, among other factors, in determining base salaries for executives.  A significant component of the increase was the result of increasing salary levels for Mr. Leach’s peers and the Compensation Committee’s stated goal of paying salaries commensurate with “market median pay levels.”  As a result, the Company does not believe that any revisions to the disclosure in the proxy would be required.

For your convenience, the Company has included the excerpt from the Proxy and italicized the portion it believes is responsive to Item 402(b)(2)(ix) of Regulation S-K:

Elements of the Company’s Executive Officer Compensation Program

Base Salaries.    The Company pays base salaries to provide a minimum, fixed level of cash compensation for its executive officers. The Compensation Committee believes that paying base salaries near the market median is necessary to achieve the Company’s compensation objectives of attracting and retaining executives with the appropriate abilities and experience required to lead the Company. On an annual basis, the Compensation Committee reviews salary ranges and individual salaries for each of the Company’s executive officers as compared to the salaries of comparably titled officers in the Company’s peer group companies. The Compensation Committee established 2012 base salary levels for each named executive officer after consideration of market median pay levels, the individual’s responsibilities, skills and experience, and the base salaries of others on the executive team. Based on its review, the Compensation Committee established 2012 base salary levels for the Company’s named executive officers, as follows: [Base salary table follows.]

Closing Comments

In connection with the Staff comments and the Company’s responses, the Company confirms (i) it is responsible for the adequacy and accuracy of the disclosure in the filing and (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to me at (432) 683-7443 or dholderness@concho.com.

                                                                        Sincerely,

                                                                        Concho Resources Inc.

By:      /s/ Darin G. Holderness
Darin G. Holderness
Senior Vice President, Chief Financial Officer

cc:        Travis Counts, Vice President and General Counsel

W. Matthew Strock, Vinson & Elkins L.L.P.